UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Results of MDJM LTD’s Extraordinary General Meeting

At an extraordinary general meeting of shareholders of MDJM LTD (the “Company”) held on October 20, 2025, at 10:00 a.m., Eastern Time, the shareholders of the Company approved and adopted resolutions authorizing the following:

1.	That an increase of the Company’s authorized share capital
(i)	FROM: US$50,000.00 divided into 2,000,000 shares comprising of (i) 1,592,000 Class A ordinary shares of par value US$0.025 each and (ii) 408,000 Class B ordinary shares of par value US$0.025 each.
(ii)	TO: US$250,000,000.00 divided into 10,000,000,000 shares comprising of (i) 9,999,592,000 Class A ordinary shares of par value US$0.025 each and (ii) 408,000 Class B ordinary shares of par value US$0.025 each.

A total of 20,465,953 votes, representing 97.18% of the votes exercisable as of September 25, 2025, the record date, were present in person or by proxy at the extraordinary general meeting. The result of the votes was as follows:

Resolution	For	Against	Abstain
An increase of the Company’s authorized share capital	20,459,854	6,079	20

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDJM LTD

Date: October 20, 2025	By:	/s/ Siping Xu
	Name:	Siping Xu
	Title:	Chairman of the Board of Directors

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